Fran Stoller Partner
345 Park Avenue New York, NY 10154	Direct 212.407.4935 Main 212.407.4000
Fax 212.214.0706 fstoller@loeb.com

January 13, 2011

Martin James Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	NewCardio, Inc. Form 10-K for the Year Ended December 31, 2009 Filed February 24, 2010 File No. 333-132621 Form 10Q for the Quarterly Period Ended September 30, 2010

Dear Mr. James:

On behalf of our client, NewCardio, Inc., a Delaware corporation (“NewCardio” or the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version each of an amended Form 10-K for the year ended December 31, 2009 (the “Amended 10-K”) and an amended Form 10-Q for the period ended September 30, 2010 (the “Amended 10-Q” and, together with the Amended 10-K, the “Amended Forms”).

The Amended Forms are being filed to respond to the comments set forth in the Staff’s letter dated December 30, 2010 (the “Staff’s Letter”). In order to facilitate your review of the Amended Forms, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-K for the Year Ended December 31, 2009
Comment Number	Response
File Number, page
1.	We note that the Commission File number you are using for the Form was also used on a Form S-1 filed February 11, 2008. Please advise.

Please note that the Company is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and through the fiscal year ended December 31, 2008 was filing reports pursuant to Section 15(d) of the Exchange Act following effectiveness of its registration statement on Form S-1 (file no. 333-149166) under the Securities Act of 1933, as amended (the “Securities Act”) on August 29, 2008. Thereafter, the Company has continued to file Exchange Act reports on a voluntary basis pursuant to agreements with certain of its investors.  The covers of the Amended Forms have been revised to reflect the fact that the Company is not required to file reports under Section 13 or 15(d) of the Exchange Act.  Additionally we have updated the cover pages of the Amended Forms to reflect changes to the contact persons for notices.

Securities and Exchange Commission
January 13, 2011

Item 10. Directors, Executive Officers…. Page 33 Directors and Executive Officers, page 33
2.	In future filings please provide disclosure required by Item 401(e) of Regulation S-K regarding the qualifications of your directors.
The Company acknowledges the revisions to Item 401(e) that were effective February 28, 2010 and will include the disclosures required by the amended provision in its future filings.
Compensation of the Members of the Board of Directors, page 35
3.
Your disclosure in the first paragraph indicates that each director receives a stock grant of 100,000 shares with the chairman receiving 400,000.  In future filings, please clarify the frequency and other terms of these grants.  We note footnote 3 on page 40.

The disclosure on page 35 of the Amended 10-K has been expanded to clarify that the referenced grants occurred upon the individuals joining the board, as well as to set forth the terms of the Company’s annual grants to committee members.  Additional grants have been discretionary.  The Company’s future filings will describe the annual review and grant process for all awards that have been implemented commencing 2011.

Item 15. Exhibits, Financial Statements Schedules, page 45
4.	We note that you filed as exhibit 10.23 the 2008 consulting agreement with Mr. Blair. Please tell us why you did not file the 2009 consulting agreement mentioned on page 43.

The Company respectfully submits that neither the 2008 nor the 2009 consulting agreements with Mr. Blair were material agreements as defined by Items 404(a) or 601(b). The Company chose to file the first one to support the independence disclosures. However, in light of this and the other comments to Item 15 contained in the Staff’s Letter, the exhibit index in the Amended 10-K has been revised and the reference to exhibit 10.23 has been deleted.

5.
Please tell us where you filed the employment agreement with Dr. Panescu mentioned in footnote (1) on page 36.  Also tell us where you filed the three master services agreement you entered into in 2009 as described in the third paragraph on page 9.

The employment agreements with Drs. Panescu and Gussak have been included as exhibits to the Amended 10-K.

The Company respectfully submits that master services agreements (MSAs) are not material agreements required to be filed pursuant to Item 601.  These agreements provide the general legal framework pursuant to which NewCardio may conduct business with potential customers, but do not contain any financial commitments nor do they indicate the level of business, if any, that may ultimately be generated by such potential customers. Any services or studies that may be performed by the Company would generally be evidenced by a purchase order type of arrangement that would become an addendum to the MSA.  The disclosure on page 9 of the Amended 10-K has been revised to clarify this point.  The form of MSA was subsequently included as exhibit 10.35 to the Company’s Form 8-K filed on August 5, 2010 (and referenced in the September 30, 2010 Form 10-Q).

6.
Please tell us the differences between exhibits 10.5 and 10.12 and 10.7 and 10.14.  In addition, we note that certain exhibits are neither incorporated by reference nor filed with your document.  Please advise.

Inadvertently, seven exhibits referenced in the original filing, 10.5 through 10.11, were duplicates and did not include the appropriate incorporation by reference notations.  The Amended 10-K has been revised to eliminate duplications, as well as exhibits that are no longer in effect or have been superseded, and now includes all of the exhibits that were required to be filed with such report.

Securities and Exchange Commission
January 13, 2011

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1
7.
We note the second paragraph in the audit report of RBSM LLP improperly refers to the “auditing standards of the Public Company Accounting Oversight Board (United States).”  Paragraph 3 of PCAOB AS 1 requires the auditor to refer to “the standards of the Public Company Accounting Oversight Board (United States).”  Please amend the filing to include a corrected auditor’s report that removes the word “auditing” and properly references “the standards” as required by paragraph 3 of the PCAOB AS 1.

The Amended 10-K includes a revised audit report of RBSM LLP that incorporates the wording required by paragraph 3 of PCAOB AS 1.
Consolidated Statements of Operations, page F-3
8.
We note that the amount of selling, general and administrative expenses from the date of inception through December 31, 2009 presented herein is “$11,5564,320.”  This appears to be a typographical error.  Please tell us the amount that should have been recorded for the referenced line item and present the correct amount in your future filings, including any amendments.  We assume that total selling, general and administrative expenses from the date of inception through December 31, 2009 will be greater than the sum of your selling, general and administrative expenses for 2009 and 2008.

The Company notes that the intended number for selling general and administrative expenses (“SGA”) in the original filing contained a typographical error; however in the preparation of the financial statements the Company inadvertently reclassified $2,872,864 of SGA incurred prior to 2008 to other financing costs in the inception to date column.  The correct numbers for SGA and other financing costs under the inception to date column, which are reflected in the Consolidated Statements of Operations in the Amended 10-K, are $14,437,184 and $2,245,588, respectively.  This reclassification does not impact the net loss amounts for the years ended 2008 and 2009 or the period from inception to December 31, 2009. The Amended 10-Q contains similar reclassifications.

Note 2 – Going Concern Matters, page F-19
9.
Please note that filings containing accountant’s reports that are qualified as a result of questions about the entity’s continuing existence must contain appropriate and prominent disclosure of the registrant’s financial difficulties and viable plans to overcome these difficulties.  Please revise your disclosure in future filings, including any amendments, to address our concern.  Refer to FRC 607.2 and AU Section 341 for guidance.

Note 2 to the Financial Statements has been expanded in the Amended Forms in response to the concern expressed in the Staff’s Letter.
Note 7 – Credit Facility, page F-21
10.	Revise your disclosure in future filings, including any amendments, to define the term VWAPs.
The disclosure in Notes 7 and 4, respectively, of the Amended Forms has been revised to include the definition of VWAP as Volume Weighted Average Pricing.

Securities and Exchange Commission
January 13, 2011

Note 8 – Series C Convertible Preferred Stock, page F-22
11.
We note that you issued 2,920 shares of Series C Convertible Preferred Stock and this preferred stock contains certain reset and possible redemption provisions which require it to be classified as a liability in the balance sheet.  We also note your disclosure that this liability is stated as redemption value net of discounts.  Please address the following:

▪
Even though you stated that this preferred stock was classified as a liability in the balance sheet, we note that the preferred shares subject to liability conversion of $784,010 were presented in the mezzanine which is between liability and equity sections.  Explain to us why this presentation is consistent with your accounting disclosures and applicable U.S. GAAP.

▪
Describe to us the significant terms of reset and possible redemption provisions and tell us how you accounted for them.  While we note your reference to FAS ASC 815-40, it does not appear to be sufficient for a reader of your financial statements to understand your accounting.  As such, please cite for us and revise future filings, including any amendments, to disclosure the specific applicable U.S. GAAP that supports your accounting.

▪
Further clarify your accounting for the reset provisions and possible redemption provisions as well as your accounting for the Series C Preferred Stock and related warrants.  In your explanation, please include the total proceeds that you raised by the issuance of the preferred stock and how you recorded the amounts in your financial statements.

▪
Finally, explain to us in greater detail why your recorded and present the Series C Convertible Preferred Stock at redemption value net of discounts rather than at its fair value.  Please cite the accounting guidance that supports your conclusions.

In connection with the Company’s September 2009 financing, the Company issued units comprised of warrants and Series C Convertible Preferred Stock.  The warrants issued in connection therewith are classified as a liability under the balance sheet due to certain reset provisions contained in the warrant.  For accounting purposes, the Series C Convertible Preferred Stock is actually treated as two separate financial instruments.  The first such instrument, which we refer to as the “Reset Derivative” in the Consolidated Balance Sheets is a liability containing certain reset provisions whose terms are described in Footnote 8, ‘Dilutive issuance’. The second such instrument, which we refer to as the “Preferred shares subject to liability conversion” in the Consolidated Balance Sheets, is ‘temporary’ or ‘mezzanine’ equity whose terms are described in Footnote 8, "Exchange right". This exchange right allows the holder of the Series C Convertible Preferred Stock to exchange their shares for a debenture, if the Company draws down an advance against its revolving credit arrangement prior to the first anniversary date of the of the issuance of the Series C Convertible Preferred Stock.

Bullet Point 1: Treatment of Preferred Shares Subject to Liability Conversion Presented in the Temporary Equity Section of the Consolidated Balance Sheets

This‘Exchange right’ feature in the Series C Convertible Preferred Stock results in a contingently redeemable financial instrument.  Since the value of the amounts allocated to derivative liabilities were greater than the proceeds from the sale of the units, the initial value allocated to the Series C Convertible Preferred Stock was zero; after the amortization of the discounts of the aforementioned warrants and the Reset derivative, the accretive value due to the exchange right is classified as ‘Preferred stock subject to liability conversion’ in the Consolidated Balance Sheets.

Under the general guidance of ASC 480, puttable or contingently redeemable equity securities typically are classified as equity because redemption is not certain to occur (i.e., is not mandatory).  Furthermore, ASC 480-10-S99-3A (as added by ASU 2009-04) indicates that when a puttable instrument has a redemption feature that is not solely within the control of the issuer, an SEC registrant is required to present the instrument on the balance sheet between permanent equity and liabilities in a section entitled "temporary equity" or "mezzanine equity."  As discussed above, the ‘Preferred stock subject to liability conversion’ can only be redeemed at the option of the holder of such Series C Convertible Preferred Stock, or upon some contingent event that is outside the control of the issuer.  As a result, under ASC 480-S99-3A, the accretive value of the ‘Preferred stock subject to liability conversion’ was properly presented as Temporary equity on the Company’s balance sheet.  Even though this item is properly placed between long term debt and equity, the Company has modified its balance sheet to include captions to more clearly identify the ‘Preferred stock subject to liability conversion’ as “temporary equity” and to identify the other elements of equity as permanent.

Securities and Exchange Commission
January 13, 2011

Bullet Points 2 and 3: Significant Terms of Reset and Possible Redemption Provisions and Accounting Treatment Thereof and Total Proceeds Raised by Issuance of Preferred Stock

We respectfully submit that the significant terms of the reset and possible redemption provisions are described extensively in Note 8 of the original filing under “Dilutive issuance” and “Exchange Right.”  Parenthetical disclosures have been added to these headings in the Amended Forms for clarification purposes.  In September 2009, the Company issued 2,920 shares of Series C convertible preferred stock for net proceeds of $2,674,117 with certain reset and rights of exchange provisions up to one year anniversary from the date of issuance as more fully described in Note 8.

We determined that due to the one year provisional right of the holders of the Series C Convertible Preferred Stock to convert to a debt instrument if the Company chooses to utilize said financing, the accretive value of the Series C Convertible Preferred Stock should be classified outside of permanent equity until the expiration of the exchange right. Also, in accordance with ASC 815-15-25 and 815-40-15, the Company determined the fair values of both the reset provision of the Series C Convertible Preferred Stock and the related issued warrants allocating the relative fair values of both reduce the net proceeds of the Series C Convertible Preferred Stock as a discount to the carrying value of the preferred stock (value at inception was zero) with the excess fair value as a charge against current period operations.  The offsetting credits for reset provisions reductions in the preferred stock carrying value were recorded as ‘Reset derivative’ and ‘Warrant liabilities’ in the Company's balance sheet. We amortized this discount to the preferred stock carrying value over the one-year term of the reset provision.

In addition, please note that the Company, in accounting for the reset provisions of the convertibility feature of the Series C Convertible Preferred Stock considered ASC 815-10-S99-3 (EITF Topic D-109, Determining the Nature of a Host Contract Related to a Hybrid Financial Instrument Issued in the Form of a Share under FASB Statement No. 133).

Since the warrants are not indexed to the Company’s own stock, in accordance with 815-40 they are recognized as a derivative liability and the value fluctuates based upon the fair value of the warrant with a corresponding gain or loss in the statement of operations.

The disclosures contained in Note 8 of the Amended 10-K and Note 7 of the Amended 10-Q have been modified to more clearly describe the accounting for this transaction.

Bullet Point 4: Series C Convertible Preferred Stock at Redemption Value

Please note that the reference to “at redemption value” was a typographical error.  Fair value accounting was in fact used and the Amended 10-K and 10-Q disclosure modifications noted above correct this.

Warrant liability in connection with the issuance of Series A Preferred Stock in December 2007, page F-25
12.
We note that on December 1, 2008, the fair value of the warrant liability of $9,815,847 at the time of the exercise or term modification was reclassified to equity.  Please identify for us the specific accounting guidance that supports your conclusion to reclassify and explain to us where this reclassification is recorded in Stockholders’ Equity.

In order to assist the Staff in reconciling the warrant liability amount to the Consolidated Statement or Stockholders’ Deficit please find provided below, in tabular form, the details of the December 1, 2008 warrant exercises and exchanges.

Exercise of 'J ' warrants subject to redemption in exchange for Series 'B' preferred stock	$2,925,745	Per Consolidated Statement of Shareholders' Deficit
Comprised of:
Fair value of the warrants at the time of exercise	$926,280	Part of the $9,815,847
Net proceeds from warrant exercise	$2,799,745	Cash proceeds
Proceeds allocated to put liability	(800,280)	Allocation of put liability
Net, as above:	$2,925,745

'J' and 'J-A" warrants exchanged for Series 'B' preferred stock	$2,074,456	Part of the $9,815,847

Modification of terms of Series 'A' warrants subject to redemption to equity instrument	$6,815,111	Part of the $9,815,847

Securities and Exchange Commission
January 13, 2011

In conjunction with the Series A Preferred Stock issued in 2007, we issued three classes of warrants: 'A', 'J' and 'J-A'. The fair value of the ‘J’ warrants exercised for Series ‘B’ preferred stock, the balance of the ‘J’ warrants plus the ‘J-A’ warrants exchanged for Series ‘B’ preferred stock on a cashless basis, plus any cash received (as part of the exercise) were used to determine the carrying value of the Series B preferred stock. Preferred ‘B’ has no rights or preferences, including reset provisions that would result in liability treatment, and consequently we reclassified the balance to equity. At issuance, the Company was required to establish a derivative liability due to reset provisions of the exercise price contained in the warrant document. As a result of the aforementioned exercise into Series ‘B’, the Company’s circumstances changed and liability accounting was no longer required. ASC 815-40-40 (EITF Issue 00-19) provides that at the time a company can account for an exercise in stockholders’ equity, it should remove the warrant derivative liability from liabilities at fair value on that date, and increase stockholders’ equity by such amount.

Similarly, the Series ‘A’ warrants were amended and restated to eliminate all rights or preferences, including reset provisions that had resulted in liability treatment, and, accordingly, the fair market value on the date of the amendment was likewise reclassified to equity.

As a supplemental point, the Series ‘A’ Preferred Stock was converted into the Series ‘B’ Preferred stock at this time and its fair value was also reclassified to equity on December 1, 2008.
Note 10 – Warrants, Stock Options and Restrictive Stock Units, page F-28
13.
We note from the warrant issuance table on page F-28 that 9,435,743 and 1,626,801 warrants were exercised in 2008 and 2009, respectively.  Please explain to us where on the stockholders’ deficit these exercise are recorded.  In your explanation, please tell us how you accounted for these exercises, citing the applicable U.S. GAAP that supports your conclusions.

Note 10 of the Amended 10-K has been expanded to include a narrative reconciliation between the referenced tabled and the Consolidated Statement of Stockholder’s Deficit.

In accordance with ASC 505, upon exercise of warrants which do not fall within the scope of ASC 480, the amount previously recorded as part of paid-in capital, plus any consideration received on exercise, is treated as proceeds of the stock issued. If the stock options or warrants lapsed, any amount related to the lapsed rights that was recorded in a separate account was transferred to additional paid-in capital. In a cashless exercise the number of shares are reduced based upon the number of shares that would have to be sold (fair value minus exercise price) in order to pay the aggregate exercise price for all shares issued.

Securities and Exchange Commission
January 13, 2011

14.
Please revise your disclosure in future filings, including any amendments, to include all disclosures required under FASB ASC 718-10-50.  For example, note the requirements of paragraphs 50-2 a. d. h. j. k. and l. thereof.

The disclosures contained in Note 10 of the Amended 10-K and Note 8 of the Amended 10-Q have been modified in response to the Staff’s Letter.  We respectfully submit that all other disclosures required by FASB ASC 718-10-50 were included in the original filings.

Exhibit 31
15.
In all future filings including the any amendments to Form 10-K and Form 10-Q, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.  For example, remove “(the registrant)” after NewCardio, Inc. in paragraph 1 and remove “and evaluated the effectiveness of our internal control over financial reporting, and presented in this report our conclusions about the effectiveness of our internal control over financial reporting” in paragraph 4(c).

The Amended Forms include certifications in the exact form as set forth in Item 601(b) (31) of Regulation S-K.
Form 10-Q for the Quarterly Period Ended September 30, 2010
Item 4. Controls and Procedures, Page 38
16.
We did not note any disclosures under this item.  Please note that you are required to include the information called for by Items 307 and 308T(b) of Regulation S-K.  Please amend this filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report as well as the disclosures related to changes in internal control over financial reporting.

The disclosures required by Item 4T have been included on page 37 of the Amended 10-Q.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely,

/s/ Fran Stoller

Fran Stoller
Partner